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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

April 27, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Senior Counsel

Re:	AIP Alternative Lending Fund A

(File Nos. 333-218889 and 811-23265)

Dear Mr. Minore:

We are writing in response to comments provided telephonically on February 20, 2018 with respect to (1) an amended registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on January 18, 2018, and (2) a letter responding to comments from the Securities and Exchange Commission (“SEC”) staff’s (“Staff”), dated January 18, 2018 on behalf of AIP Alternative Lending Fund A (the “Fund”), a newly-formed closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus Comments

Comment 1.	The Staff notes the following disclosure that was added to the “Investment Program” section of the cover page: “Although credit bureau data is only one factor considered in determining the credit quality of a borrower and a loan, when FICO data is available with respect to a borrower, in accordance with the guidelines, consumer loans made to a borrower with a FICO score below 600 at the time of investment will be deemed to be subprime.” Please explain supplementally when and why the Fund would purchase a loan made to a consumer without a FICO score. Also, please describe the differences between the material factors considered when a FICO score is available versus the material factors considered when a FICO score is not available. Please also revise the disclosure as appropriate.

Response 1.	We respectfully acknowledge the comment. While the Fund intends to primarily purchase loans made to consumer borrowers where FICO data is available, there may be circumstances where a FICO score is not used or not available as part of a Platform’s underwriting process. For example, Platforms may use an alternative credit model provider, such as VantageScore, to assist in assessing a consumer borrower’s creditworthiness. VantageScore is an alternative credit scoring model developed by the three major credit bureaus (Equifax, Experian and TransUnion) that serves as a FICO alternative. In recent years, VantageScore credit scores have been utilized by consumer and personal lenders for underwriting decisions. While FICO score continues to be a key metric used to evaluate the credit quality of consumer borrowers and loans, it is possible that some consumer alternative lending Platforms may transition their credit scoring models away from FICO and towards VantageScore or another credit model. In light of the above, we have amplified the disclosure in this section of the cover page to note that that Investment Adviser’s due diligence process looks to a number of consumer borrower-specific factors (including FICO) in assessing a consumer borrower’s ability to repay a loan.

Comment 2.	In the “Calculation of Net Asset Value” section, please add “eastern time” following “4:00 PM.”

Response 2.	The disclosure has been revised accordingly.

SAI Comment

Comment 3.	In the “Administrator” section, please include the various breakpoints when describing the Administrative Fee.

Response 3.	The disclosure has been revised accordingly.

Response Letter Comments

Comment 4.	With respect to Comment 12, please provide the disclosure requested if it is the Fund’s present intention to invest a material amount of its assets in loans originated by Platforms located outside of the United States.

Response 4.	We respectfully acknowledge the comment. As discussed with the Staff, the Fund does not currently intend to invest a material amount of its assets in loans originated by Platforms located outside of the United States. As such, we believe that the current disclosure is appropriate. We hereby undertake to update the Prospectus with appropriate country-specific risk disclosure whenever the Fund intends for a material amount of its assets to be sourced from Platforms outside the United States. We note that, at present, the Prospectus contains such disclosure with respect to the regulatory regime in the United Kingdom.

Comment 5.	The Staff is re-issuing Comment 18: “Please confirm that each investment adviser to the Subsidiary complies with provisions of the ICA relating to investment advisory contracts (Section 15 of the ICA) as an investment adviser to the Fund under section 2(a)(20) of the ICA. The investment advisory agreement between an adviser and a Subsidiary is a material contract that should be included as an exhibit to the registration statement. Where the Fund and a Subsidiary have the same investment adviser, for purposes of complying with Section 15(c) of the ICA, the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may combined.”

Response 5.	We hereby confirm that each investment adviser to the Subsidiary will comply with Section 15 of the ICA as an investment adviser to the Fund under section 2(a)(20) of the ICA and that the investment advisory agreement for the Subsidiary will be included as an exhibit to the registration statement.

Comment 6.	With respect to Comment 20, please undertake to update the Prospectus during the offering period in the event that the Fund changes the structure through which it makes investments to another type of subsidiary.

Response 6.	We hereby undertake to update the Prospectus in the event that the Fund changes the structure through which it makes investments to another type of subsidiary.

Accounting Comments

Comment 7.	The Staff notes that it may provide additional comments once the fee table has been completed.

Response 7.	We respectfully acknowledge the comment.

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If you have any questions, please feel free to contact Allison Fumai at (212) 698-3526 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss